Mail Stop 4561

October 17, 2007

Mr. Dan R. Ellis, Jr.
Chief Financial and Principal Accounting Officer
American Community Bancshares, Inc.
4500 Cameron Valley Parkway, Suite 150
Charlotte, NC 28211

> **Re:** **American Community Bancshares, Inc.**
> **Form 10-K and 10-K/As for the Fiscal Year Ended December 31, 2006**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2007 and**
> **June 30, 2007**
> **File No. 000-30517**

Dear Mr. Ellis:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K Amendment No. 1 for the Fiscal Year Ended December 31, 2006:

General

1. Please file an amended Form 10-K to include the entire text of the amended Items in your amended Form 10-K and include updated certifications from your officers.

Mr. Dan R. Ellis, Jr.
American Community Bancshares, Inc.
10/17/2007
Page 2

2.   Your Form 10-K as originally filed indicates that you are a non-accelerated filer. Your Form 10-K amendments indicate that you are an accelerated filer. Please ensure that your Form 10-K amendment clarifies whether you are an accelerated or non-accelerated filer as defined in Rule 12b-2 of the Exchange Act.

Form 10-Q Amendment No. 1 for the Quarterly Period Ended March 31, 2007:

Exhibits 31(i) and 31(ii)

3.   Please file an amended Form 10-Q to file certifications from your officers that refer to the quarterly report on Form 10-Q. The certifications as filed refer to the annual report on Form 10-K.

                           *   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief